June 28, 2010
Stephen Krikorian, Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	GTSI Corp.
Form 10-K for the Fiscal Year ended December 31, 2009 filed on March 5, 2010
Form 8-K filed on May 11, 2010
Form 10-Q for the Quarterly Period ended March 31, 2010 filed on May 14, 2010
File No. 000-19394
Dear Mr. Krikorian:
On behalf of GTSI Corp. (“GTSI” or the “Company”), I am providing this letter in response to the comments of the Commission’s staff set forth in your letter dated June 7, 2010 regarding the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2009 (File No. 000-19394) filed with the Commission on March 5, 2010 (the “2009 Form 10-K”), Form 8-K filed with the Commission on May 11, 2010 and Form 10-Q for the quarterly period ended March 31, 2010 filed with the Commission on May 14, 2010. To aid in the staff’s review, I have repeated the staff’s comments followed by the Company’s response.
Form 10-K for the Fiscal Year ended December 31, 2009
Item 1. Business
Contracts, page 4
1. Please tell us the percentage of your sales to the Federal Government in 2009 that were made under your GSA designated Schedule 70 contract. Please also tell us what consideration you have given to filing that contract as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
GTSI’s GSA Schedule 70 represented approximately 17% of our 2009 sales to the Federal Government. These sales are from the various government agencies eligible to utilize this Government Wide Acquisition Contract (“GWAC”) vehicle.
GTSI reviews its contracts to determine if they are material under Regulation S-K, Item 601. Based on the nature of our business, the government marketplace, and the type of prime contract vehicles held by GTSI, we believe that our GSA Schedule Contract is not material under Regulation S-K and, as a result, we have not included it, or our other government contracts, as exhibits to our filings with the Commission.

Our GSA Schedule Contract is a contract that “ordinarily accompanies the kind of business conducted by” GTSI, and as such it is “deemed to have been made in the ordinary course of business and need not be filed”. We are a reseller of products and services primarily to the Federal Government, and our GSA Schedule Contract is one of many contracts that we use daily to sell products and services to our customer in the ordinary course of business. Also, in view of the substantial regulatory environment that applies to the federal marketplace, there are very few, if any, non-public material terms found in these types of contract vehicles.
In addition, we believe that the GSA Schedule Contract does not fall within any of the categories identified in Item 601(b)(10) of Regulation S-K. The categories set out in Item 601(b)(10)(ii)(A), (C) and (D) of Regulation S-K are not applicable as they fall outside the subject matter. Also, Item 601(b)(10)(ii)(B) of Regulation S-K is not applicable because GTSI is not substantially dependent on the GSA Schedule Contract. Item 601(b)(10)(ii)(B) of Regulation S-K provides:
“Any contract upon which the registrant’s business is substantially dependent, as in the case of continuing contracts to sell the major part of registrant’s products or services or to purchase the major part of registrant’s requirements of goods, services or raw materials or any franchise or license or other agreement to use a patent, formula, trade secret, process or trade name upon which registrant’s business depends to a material extent.”
GTSI has over 60 prime contract vehicles under which it primarily conducts its business, and on none of such contracts is GTSI “substantially dependent ... to sell the major part of [GTSI’s] products or services or to purchase the major part of [GTSI’s] requirements of goods, services.”
Because our GSA Schedule Contract is a GWAC vehicle, it is available to a wide range of federal agencies. In addition, because our GSA Schedule Contract is of an Indefinite Delivery/Indefinite Quantity (“IDIQ”) type, there are few restrictions on the nature of the type of IT offerings that can be made to a government customer, and the Federal Government has no commitment or obligation to GTSI under the agreement to make any purchases. In other words, the GSA Schedule Contract is considered merely a “license to hunt.” As we are a holder of various IDIQ, multi-agency based prime contracts and continually seek additional contract vehicles, GTSI is not substantially dependent on our GSA Schedule Contract or any other government contract. If we lost one of these IDIQ contracts, we could still conduct business in our ordinary course using our other IDIQ contracts.
Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 24
2. In future filings, please expand this section, and the similar sections in your quarterly reports on Form 10-Q, to discuss known material trends, demands, commitments, events, or uncertainties that will have, or are reasonably likely to have, a material impact on your financial condition, operating performance, revenues, or income, or result in your liquidity decreasing or increasing in any material way. See Item 303 of Regulation S-K and SEC Release No. 33-8350. For example, you disclose in your risk factor discussion that upon award of your new GSA Schedule Contract, you will no longer be classified as a “small business.” Consider addressing how this event may affect your financial condition and results of operations in future periods.

Our management does not believe that the awarding of a new GSA Schedule 70 contract under a large business classification, as compared to a small business status, will have a material impact on our financial condition, operating performance, revenue, income or result in a material change to our liquidity. We included this element in our risk factors discussion to be as transparent as possible to our investors and potential investors about potential risks to the business especially in light of recent trends by the current and previous administrations to increase procurement awards to small businesses.
We believe that our Management’s Discussion and Analysis (“MD&A”) satisfies the guidelines of Item 303 of Regulation S-K and SEC Release No. 33-8350. However, beginning with our Form 10-Q for the quarter ending June 30, 2010, we would propose to include substantially the following language in the “Overview” section of our MD&A based on information we have as of the date of this letter. We will update MD&A disclosures of this type in our future filings in accordance with changing circumstances, as appropriate.
Possible Material Trends, Demands, Commitments, Events and Uncertainties
•	In the near term, we face some uncertainties due to the current business environment. We have experienced a longer contracting process with Federal Government’s Department of Defense agencies, which is one of our traditionally stronger markets. This delay, along with an overall decrease in Federal Government IT spending could have a negative impact on our financial condition, operating performance, revenue, income or liquidity.
•	With the Sun/Oracle merger and the continued consolidation within the OEM market place, we are likely to see continued pricing pressure from our partners in the market place.
Historical Results of Operations, page 27
3. We note your statement in this section that 66.2% of your total sales in 2009 were products from your top five vendors. We note also that Cisco products accounted for 26.5%, 20.5% and 18.9% of your sales in 2009, 2008 and 2007, respectively. Please also tell us what consideration you have given to filing your agreement with Cisco, as well as agreements with your top vendors, as exhibits. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.
GTSI considers whether its vendor agreements are material to warrant filing as an Exhibit under Item 601 of Regulation S-K. In regards to our OEM agreements, it is important to understand GTSI’s business model. While GTSI does provide its own services and solutions, our core offering remains as a reseller of original equipment manufacturers (OEM) products, software and services. Our major OEM vendors are very large businesses consisting of various departments and business units that sell a variety of products, software and services. While GTSI sales may reflect a given percentage of sales attributable to a specific OEM, such sales generally consist of a wide range of product offerings based on various agreements.

As a result, our major OEM vendors have a practice of using various pricing agreements, product agreements, deal specific agreements, special pricing agreements, services arrangements, etc., to document the multitude of products, deals, transaction types, pricing, etc. In other words, there is no one agreement or group of related agreements that we have with a major OEM vendor or even a handful of agreements with these major OEMs that would represent a material contract to GTSI.
In addition, while some of the above-referenced agreements include distribution agreements that usually provide for non-exclusive distribution rights and often include territorial restrictions that limit how we can distribute the products; these OEM agreements are generally short term, subject to periodic renewal, and often contain provisions permitting termination by either party without cause upon relatively short notice. As a result, GTSI does not generally have any long-term continuing contracts to buy or sell products or services upon which GTSI’s business depends to a material extent.
Although our revenues of Cisco products have represented 26.5%, 20.5% and 18.9% of our sales in 2009, 2008 and 2007, respectively, our relationship with Cisco is documented by more than 30 separate agreements (this does not include the agreements with distributors that provide Cisco equipment). These agreements set forth GTSI’s normal operating relationship with Cisco to distribute its products, software and services. As noted, most of the agreements are relatively short term, and subject to periodic renewal. None of the agreements are continuing supply contracts whereby Cisco has agreed to supply specified amounts of products to GTSI or whereby GTSI has agreed to purchase any minimum amounts of products from Cisco. All of these agreements are terminable at will by GTSI upon short notice and substantially all of them are also terminable at will by Cisco with relatively short notice. In addition, many terms and conditions of these agreements incorporate by reference Cisco’s standard terms and conditions for resellers, as posted on Cisco’s website, and such terms and conditions are subject to modification at Cisco’s sole discretion.
We believe that although the relationships with our OEM vendors are important, there is not a single master agreement with any OEM vendor. In addition, the variety of agreements are based on the nature of the industry and market, are not long-term firm commitment purchase contracts, are generally terminable at will with no minimum purchase quantity requirements and may be with a third party for distribution. Terms and conditions can typically be changed at the OEM’s sole discretion. As such, these agreements fall within our ordinary course of business, and there is not any OEM agreement upon which our business is substantially dependent.

Year Ended December 31, 2009 Compared with Year Ended December 31, 2008
Sales, page 28
4. We note your discussion under product revenue that hardware revenue declined 15.4% and software revenue grew 14.2% for 2009. We further note that you provide the factors that resulted in the majority of the hardware revenue decline. Tell us how you considered providing the factors that resulted in your software revenue growth for 2009. In addition, your current disclosures are unclear as to why the factors that you cite for your decline in hardware revenue did not similarly impact your software revenue.
The Company’s product revenue consists of both hardware and software revenue. In assessing the impact to the Company in 2009, hardware revenue represented 73% of the total product revenue, whereas software revenue represented 27% of the total. In addition, hardware revenue generally has a higher gross margin percentage and therefore any significant change in hardware revenue has a more dramatic impact on gross margin and net income. As a company whose primary business is that of a product reseller, we believe the market assesses value more on gross margin growth than that of revenue growth. These are the reasons we generally provide more discussion on hardware revenue. The software revenue increase in 2009 as compared to 2008 was mainly due to several large orders in the first quarter of 2009. Additionally, software revenue is not dependent on product revenue and vice versa as our software sales are generally large enterprise license agreements and renewals. In future filings, we will provide a discussion of material changes in software revenue.
Item 8. Financial Statements & Supplementary Data
Report of Independent Registered Public Accounting Firm, page 37
5. We note that you include three years of financial statements; however, the audit report only refers to two years of financial statements. Please amend to revise the audit report. See Rule 2-02(a)(4) of Regulation S-X.
The Company will file a Form 10-K/A to include a revised audit report promptly after we have addressed all comments to your satisfaction.
Part III (Incorporated by reference from the Definitive Proxy Statement filed on March 31, 2010)
Executive Compensation and Related Information, page 14
6. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
Our understanding of Item 402(s) is that it is required to “the extent that risk arising from [GTSI’s] compensation policies and practices for its employees are reasonable likely to have a material adverse effect on [GTSI]” and if so, then “discuss [GTSI’s] policies and practices and practices of compensating its employees, including non-executive officers, as they relate to risk management practices and risk-taking incentives.”

GTSI has been in business for 27 years selling information technology (IT) to the Federal Government. While the IT and our primary customer’s procurement practices have evolved over time, our core business mission to sell IT to the Federal Government has not materially changed. Likewise, our primary compensation policies and practices while evolving with the marketplace have not fundamentally changed. We continue to compensate our (a) non-sales employees on a base salary plus management by objective bonus (“MBO”) and/or earnings target bonus (“EBT”), (b) our sales team and applicable sales support structure on a salary plus commission basis, and (c) our officers and key managers on a salary plus MBO and EBT.
As our incentive practices in these three groups have followed essentially the same structure for the past 10 years and clearly fit within our market space, we do not believe that our “compensation policies and practices are reasonably likely to have a material adverse effect on GTSI,” and therefore, pursuant to Item 402(s), we determined there was no need to discuss our compensation policies and practices as they relate to risk management practices and risk-taking incentives.
For our non-sales employees, our Human Resources team conducts periodic market surveys using a variety of industry leading surveys (i.e., Culpepper, HRA, WTPF and Radford) based on job descriptions to ensure our employees are offered a salary that is within the market range for their respective position and level. We seek to be within the 25th percentile and the 75th percentile (target is 50th percentile) when it comes to salary, aware that an employee may be paid less or more based on various objective factors, provided they are within the market range. Their bonus structure typically is between 2.5% and 25% of their salary and is achieved based on the percentage of successful completion of identified MBOs and/or EBT. Because we use a market-based salary plus a minimal bonus based on objective goals for most of our employees, we do not believe it to be reasonably likely that our compensation policies will have a material adverse effect on GTSI in terms of risk management practices and risk-taking incentives.
For our sales team, we establish salaries based on the market using the same process noted above. We then set commission goals using past performance achievement, annual corporate strategic goals and market opportunity. Given our large number of sales personnel, no single person is given a material attainment goal that, based on prior performance, would be considered material, and therefore, would be considered to have a material adverse effect on GTSI. We make this determination based on the fact that our commission practices have essentially remained the same in terms of levels and individual goals, and as a result of these practices and policies, we have not had any material adverse effect as a result.
Our officers and key managers, as noted, have a compensation structure similar to non-sales employees. Salaries are based on objective market data, and MBOs, if any, are based on non-material objective criteria. In addition, these employees have a bonus tied to certain corporate objectives, usually based on company performance. These targets are established annually by our Human Resources Department working in conjunction with the Compensation Committee of our board of directors (the “Compensation Committee’) and our board of directors (the “Board”), with the proposed annual plan being submitted to our Board annually, and if acceptable, approved by the Board. In addition, for the past seven years, GTSI has engaged a professional executive compensation firm, Longnecker and Associates, as the primary compensation consultant which has advised the Compensation Committee and GTSI’s HR, Vice-President in establishing the annual goals and criteria, based on market analysis.

This past year, the annual plan for 2010 involved the Board having its own independent executive compensation adviser, Mercer, which confirmed the reasonableness of the 2010 plan that was approved by the Compensation Committee and affirmed by the Board at the beginning of the year. As a result of the use of historic practice and the oversight of a third party, nationally known executive compensation consultants, and Board oversight and approval, GTSI determined that its compensation policies and practices were not reasonably likely to result in a materially adverse effect on GTSI.
Base Salary, page 18
7. We note that Messrs. Leto and DeLeon received base salary increases in 2009. With a view toward providing enhanced disclosure in future filings, please tell us the specific factors that the compensation committee considered, and the weight given to each factor, in determining the size of the salary increases awarded to these officers.
Before addressing the specific request, as background, please note that GTSI provides named executive officers and other employees with base salary to compensate them for services rendered during the fiscal year. Base salary usually comprises 50 to 70% of the executive’s total compensation and is intended to compensate the executive for the base market value of the position.
In regards to Messrs. Leto and DeLeon, the Compensation Committee evaluated their proposed base salary and total target compensation (base salary plus annual short-term incentive opportunity) based on their position and responsibility by using the following weighted formula:
1.	50% = Comparison of the positions of Messrs. Leto and DeLeon to their counterpart positions in the Compensation Peer Group provided by the retained executive compensation consultant, plus
2.	50% = Comparison of the positions of Messrs. Leto and DeLeon in select executive compensation salary surveys, provided by such executive compensation firms including: Mercer, Watson Wyatt, Radford, and Culpepper.
During its review of base salaries for Messrs. Leto and DeLeon, the Committee, as with all other executives, primarily considered:
•	Market data provided by our outside consultant (Mercer);
•	Internal review of the executive’s compensation, both individually and relative to other officers;
•	Individual performance and contribution of the executive; and
•	Any significant increase in responsibilities taken on during the prior year.

For competitive benchmarking purposes, the positions of Messrs. Leto and DeLeon, as well as other GTSI’s named executive officers, were compared to their counterpart positions in the Compensation Peer Group, and the compensation levels for comparable positions in the Compensation Peer Group were examined for guidance in determining base salaries, annual cash incentives, total cash compensation, long-term incentive grant values and total compensation. The Compensation Committee considers the value of each item of compensation, both separately and in the aggregate.
For Messrs. Leto and DeLeon, as with other named executive officers, the Compensation Committee aimed to set individual base salaries and at-target annual cash compensation with reference to the 25th – 50th percentile of the Compensation Peer Group and salary survey pool. The total value of long-term, equity-based incentive awards is targeted with reference to the 50th percentile of the Compensation Peer Group and salary survey pool that, when combined with the 50th percentile-based target for cash compensation, results in an overall total target compensation at approximately the 50th percentile of the Compensation Peer Group and salary survey pool for Messrs. Leto and DeLeon.
It is important to note that while the Compensation Committee does apply a specific process in evaluating the compensation for the Company’s executive officers; such an approach has to take into consideration other non-systematic factors. Specifically, the above referenced target percentiles are subject to the Compensation Committee’s discretion to pay below or above the stated percentiles based on retention requirements, individual or company performance, succession planning, etc.
In the case of Messrs. Leto and DeLeon, the Compensation Committee followed the above process and procedure, and in doing so arrived at the conclusion that for Mr. Leto, his base salary was below market in terms of his position in comparison to the Compensation Peer Group and salary survey pool, along with his overall contribution as well as the fact that Mr. Leto took on additional responsibilities during the prior year being measured (2009). As for Mr. DeLeon, the Compensation Committee determined that based on a comparison to the Compensation Peer Group and salary survey for general counsels, and giving equal weight to each factor, Mr. DeLeon’s compensation was below market in terms of his position in comparison to the Compensation Peer Group and the salary survey pool. These calculations led to the salary increases.
Short-Term Variable Cash Incentive Awards, page 19
8. We note that you have not disclosed the quarterly and annual EBT goals that needed to be met in order for your named executive officers to receive cash incentive awards in 2009. Please disclose these targets in your response letter and confirm that you will disclose such performance targets in your future filings. Alternatively, provide us with your analysis as to why disclosure of historical financial targets would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b) of Regulation S-K. Please also note that to the extent that it is appropriate to omit specific targets, your disclosure should address how difficult it would be for the executive or how likely it will be for the registrant to achieve the target levels or other factors. Please see Instruction 4 to Item 402(b).

The Company believes that publicly disclosing its sensitive profitability targets outside of GTSI would lead to potential competitive harm to the company and significantly undermine its efforts to recruit and retain key leadership personnel.
It is our understanding of Instruction 4 to Item 402(b) of Regulation S-K that GTSI is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by our Compensation Committee or Board, or any other factors or criteria involving confidential trade secrets or confidential commercial or financial information, if the disclosure of which would result in competitive harm for GTSI.
GTSI, as noted in our response to Question 13 below, is a smaller reporting company. We have fewer than 600 employees. We regularly compete in the public sector marketplace with companies that are private and as a result, do not publicly disclose any financial information or plans or other related information. Our marketplace is extremely competitive, with companies regularly looking to hire our employees and officers to give them access to competitive information that will assist them on various pending or potential deals.
Providing specific EBT target information, along with the formula for bonus achievement, would allow competitors to understand the financial criteria by which our senior employees are being compensated, and as a result GTSI would be at risk of having executives recruited away for additional compensation. As a relatively small business in a very competitive marketplace, this would put us at a tremendous disadvantage.
With regard to outlining the level of difficulty in obtaining certain incentive levels, in general, the following methodology was applied in setting the profitability goals/executive incentive targets:
•	The probability of hitting the 100% profitability/incentive goal is 75% of the time
•	The probability of hitting the 150% profitability/incentive goal is 50% of the time
•	The probability of hitting the 200% profitability/incentive goal is 25% of the time
Stock Incentive Program, page 23
9. You disclose in this section that the company granted its named executive officers an aggregate of 145,000 stock option awards and 145,000 performance-based stock option awards. Please tell us the size of options awarded to each of your named executive officers in 2009 and tell us the specific factors that the compensation committee considered, and the weight given to each factor, in determining the size of the equity awards made to each officer.

Below is the size of the stock option awards and the performance-based stock option awards to the named executive officers:
Stock Option Awards

James Leto	20,000
Scott Friedlander	30,000
Peter Whitfield	30,000
Todd Leto	50,000
Charles DeLeon	15,000
Performance-based Stock Option Awards

James Leto	20,000
Scott Friedlander	30,000
Peter Whitfield	30,000
Todd Leto	50,000
Charles DeLeon	15,000
In terms of the specific factors that the Compensation Committee considered, the committee followed its standard process of (a) determining the need for a long-term incentive award; (b) understanding the number of options available under the current plan; (c) considering the intended purpose of the award; (d) determining the intended recipients of the award; and (e) discussion with appropriate Company management to arrive at specific award numbers.
In terms of the above mentioned awards, the determination was made to make the awards to the Company’s executive officers, with the size of the equity award made based on a number of specific factors, including, the employee’s (a) current options or other incentive awards; (b) position and responsibilities; and (c) influence on achievement of specific corporate goals. The committee considered factors in clauses (b) and (c) above to be most important in its determination of the size of the equity award.
Summary Compensation Table page 26
10. Footnote 18 indicates that Mr. Whitfield’s non-equity incentive plan compensation in 2009 included an “MBO” payment. Please explain this payment.
The Company has an incentive compensation component called Management by Objective (“MBO”). MBOs are key strategic initiatives and/or deliverables that (a) are tailored to a specific officer, (b) required to be accomplished within a specified period of time and (c) are in addition to the officer’s normal employment duties.
Mr. Whitfield’s 2008 non-equity incentive plan compensation included a MBO component and an executive bonus plan component. The MBO component was earned in 2008 and paid in 2009 while he served various positions including Vice President of Internal Audit, Vice President of Internal Audit & Financial Planning and Analysis and Interim Chief Financial Officer. Mr. Whitfield’s MBO component was mistakenly included as a component of 2009 rather than 2008 when it was earned. The amount of the 2008 MBO payment paid in 2009 was $14,250 and we believe such amount is not sufficiently material to require additional disclosure or amending the prior filing.

Certain Relationships and Related Transactions, page 42
11. We note your disclosure in this section regarding your consulting agreement with Federal Airways Corporation, a company owned by one of your directors. We are unable to locate this agreement. Please advise. Refer to Item 601(b)(10)(ii)(A) of Regulation S-K.
We apologize for this oversight. GTSI has regularly disclosed this related party transaction and the fees paid for the consulting services. We, of course, have the consulting agreement and are prepared to file it as appropriate.
Form 8-K filed on May 11, 2010
12. We note that this report was not filed timely. Please confirm your understanding that a current report on Form 8-K filed to provide information on matters submitted to a vote of security holders pursuant to Item 5.07 of Form 8-K must be filed within four business days of the date the annual or special meeting ended. Refer to Instruction 1 to Item 5.07 of Form 8-K.
Again, we apologize. We confirm our understanding that a current report on Form 8-K must be filed within four business days of the date the annual or special stockholder meeting ended to provide information on matters submitted to a vote of security holders pursuant to Item 5.07 of Form 8-K. We acknowledge that this must be done to facilitate faster disclosure of the vote results of a company’s annual or special stockholder meeting to its security holders. We commit to ensure such filing are made on time for future GTSI annual or special meetings of stockholders.
Form 10-Q for the Quarterly Period ended March 31, 2010
Cover
13. We note that you have identified yourself on the cover of the Form 10-Q as a non-accelerated filer. However, it appears that you qualify as a smaller reporting company. Please advise. Refer to Item 10(f)(2) of Regulation S-K.
We apologize for this oversight. GTSI should have identified itself on the cover of the Form 10-Q for the quarterly period ended March 31, 2010 as a smaller reporting company. We will file a Form 10-Q/A for period ended March 31, 2010 to reflect the reporting status change after we have addressed all comments to your satisfaction.
Three Months Ended March 31, 2010 Compared With the Three Months Ended March 31, 2009, page 15
14. We note your discussion on page 15 that you identify the factors that resulted in your decline of product revenue of 30.5% for the three months ended March 31, 2010 compared to the three months ended March 31, 2009. You disclose on page 17 that historically, over 90% of your annual sales have been earned from departments and agencies of the U.S Federal Government. Tell us how you considered discussing the factors that resulted in a decline in product revenue in the context of your major customers rather than in general terms (i.e., contracts won or lost, rather than a weak economy).

In our Form 10-Q for the quarter ended March 31, 2010 we indicated:
During the three months ended March 31, 2010, the Company was impacted by an overall decrease in hardware and software revenue due to the weak economy, weak sales activity in certain pockets of the hardware and software commodity segments, and several large software orders that closed during the three months ended March 31, 2009.
GTSI gave consideration to various factors that may have resulted in our product revenue decline in preparing our Management’s Discussion and Analysis. This included but was not limited to our understanding that Department of Defense procurement decisions were being reviewed by decision makers outside of the normal review process along with inferences of possible redeploying of Department of Defense funds to other government stimulus initiatives. This all appears to have been anecdotal because we did not experience any lost contracts and have seen an increase in contract awards as we close out the second quarter.
Given these factors, we felt the explanation included in the Management’s Discussion and Analysis provided to the readers of the 10-Q was the most relevant information at the time of its preparation.
In connection with this response to your comments, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any questions regarding these matters, please contact the undersigned at (703) 502-2954.
Sincerely,
/s/ PETER WHITFIELD
Peter Whitfield
Senior Vice President and Chief Financial Officer